AMERICAN SKIING COMPANY
                                    P.O. Box 450
                              Sunday River Access Road
                                 Bethel, Maine 04217
                                   (207) 824-8100


                                        December 18, 1997

          VIA EDGAR



          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

          Re:  American Skiing Company File No. 333-40929

          Gentlemen:

               Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, the Senior Vice President and Chief Administrative Officer of American Skiing Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement on Form S-4 of American Skiing Company, File No. 333-40929.

               The reasons for the requested withdrawal of the Registration Statement are that the securities proposed to be registered will be sold in reliance upon the exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

               Upon the grant of the Commission's consent hereto please return a dated copy of the order granting such withdrawal. We would appreciate it if such order would be placed in File No. 333-40929.

                                        Very truly yours,


                                        By: /s/ Christopher E. Howard

                                           Christopher E. Howard
                                           Senior Vice President and
                                           Chief Administrative Officer